
January 9, 2015

<u>Via E-Mail</u>
Keith R. Dunleavy, M.D.
Chief Executive Officer and Chairman
Inovalon Holdings, Inc.
4321 Collington Road
Bowie, MD 20716

      Re: **Inovalon Holdings, Inc.**
              Registration Statement on Form S-1
              Filed December 30, 2014
              File No. 333-201321

Dear Dr. Dunleavy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated December 24, 2014.

<u>Summary, page 1</u>

1.   We note that you have added a definition of "capitated payment programs" that uses industry jargon such as "shared risk arrangements," "disease burden," and "utilization efficiency," terms not likely to be readily understood by persons not already familiar with your industry. Please note that the disclosure in the summary section should be written using plain English principles and should avoid defined terms to the extent possible. Please revise to provide a succinct description of "capitated payment programs" that avoids the use of industry jargon. This comment also applies to your definition of the term "analytical process" beginning on page 17.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 10. Stockholders' Equity (Deficit), page F-27</u>

2.   We refer to your response to prior comment 8. Please provide us with complete copies of the valuations prepared by your independent third party valuation firm for the periods ended June 30, 2014 and September 30, 2014.

3.   We refer to your response to prior comment 8. With regard to the unsolicited offer to sell shares for $31.00 in June 2014 we note that you consider the repurchase to be an arms-

length transaction. Please tell us how you determined that the repurchase should be considered an arms-length transaction and the authoritative accounting literature you relied upon for that determination.

4.   We note from your response to comment 8 that you held preliminary discussions with potential underwriters in July 2014. Please tell us when internal discussions regarding a potential IPO commenced and the positions of those who were party to these internal discussions.

5.   We note that the weightings assigned to each of the Market Approach and Income Approach changed significantly from the June 30 to September 30 valuations. Please tell us the basis for the magnitude and the direction of the proportionate change in each of the Approach's weightings.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Craig Wilson, Senior Assistant Chief Accountant at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
         David P. Slotkin, Morrison & Foerster LLP
         Justin R. Salon, Morrison & Foerster LLP